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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13D-1(B), (C) AND (D)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)



                            Silverstar Holdings, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G81365101
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    12/31/01
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Statement is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G81365101                    13G                     Page 2 of 5 Pages

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Michael Levy
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY                 834,255
       OWNED BY    -------------------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON                    N/A
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  676,803
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  N/A
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           834,255
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           32.0%

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G81365101                    13G                     Page 3 of 5 Pages

--------------------------------------------------------------------------------

ITEM 1.

          (a)  Name of Issuer   Silverstar Holdings, Ltd.

          (b)  Address of Issuer's Principal Executive Offices
               Clarendon House, Church Street, Hamilton HM CX, Bermuda

ITEM 2.

          (a)  Name of Person Filing    Michael Levy

          (b)  Address of Principal Business Office or, if none, Residence
               c/o Arpac, 9511 West River Street, Schiller Park, Illinois 60176

          (c)  Citizenship      U.S.A.

          (d)  Title of Class of Securities   Common Stock, par value $.01 share

          (e)  CUSIP Number     G81365101

ITEM 4.   OWNERSHIP.

          As of December 31, 2001:

          (a)  Amount beneficially owned:  843,255 .
                                           ---------

          Includes 106,666 shares of Common Stock, par value $.01 per share (the "Common Stock") issuable upon exercise of options that are immediately exercisable at an exercise price of (i) $5.00 per share with respect to 5,000 options, (ii) $3.75 per share with respect to 5,000 options, and (iii) $6.00 per share with respect to 10,000 options, (iv) $2.19 with respect to 10,000 options, and (v) $4.06 with respect to 66,666 options. Also includes 570,137 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") held by Mr. Levy. Also includes 166,452 shares of Class B Common Stock issued to American Stock Transfer & Trust Company (the "Escrow Agent") pursuant to the terms of an escrow agreement, which shares correspond to a like number of shares of First South African Holdings (Pty.) Ltd. Class B stock. The Escrow Agent has granted to Mr. Levy a proxy to vote each of such shares of Class B Common Stock. Mr. Levy disclaims beneficial ownership of all shares held by the Escrow Agent for which he has been granted a voting proxy.

          Each share of Class B Common Stock has five votes per share, each share of Common Stock has one vote per share.

          (b)  Percent of class:        32%
                                    ----------------

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote 834,255 .
                                                             ---------

CUSIP No. G81365101                    13G                     Page 4 of 5 Pages

--------------------------------------------------------------------------------

               (ii)  Shared power to vote or to direct the vote N/A .
                                                               ----------

               (iii) Sole  power to  dispose  or to direct  the  disposition  of
                     676,803.
                     --------

               (iv) Shared power to dispose or to direct the  disposition of
                    N/A  .
                    -----

CUSIP No. G81365101                    13G                     Page 5 of 5 Pages

--------------------------------------------------------------------------------
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 13, 2002
                                        ----------------------------------
                                                      Date

                                        /s/ Michael Levy
                                        ----------------------------------
                                                    Signature

                                        Michael Levy
                                        ----------------------------------
                                                    Name/Title